Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148029

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED DECEMBER 12, 2007)

AFFILIATED MANAGERS GROUP, INC.

Shares of Common Stock

                This document supplements the prospectus dated December 12, 2007 (the “Prospectus”) relating to the offer and sale of shares of the common stock of Affiliated Managers Group, Inc. from time to time by selling stockholders. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices.

                The shares are listed on the New York Stock Exchange under the ticker symbol “AMG.” On February 15, 2008, the last sale price of the shares as reported by the NYSE was $99.82.

                This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.

                Investing in our common stock involves risks that are described in our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission, or the “SEC”, on March 1, 2007, and/or any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement and the accompanying Prospectus are truthful and complete.  Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

                In February 2004, we issued a total of 300,000 securities referred to as PRIDES (SM) in a private placement. The PRIDES consisted of 300,000 Income PRIDES, each with a stated amount of $1,000.  Each Income PRIDES included a purchase contract under which the holder agreed to purchase from us shares of our common stock on February 19, 2008. We agreed to file a registration statement, of which this Prospectus Supplement is a part, with the SEC to register the disposition of the shares of common stock issued upon the settlement of the purchase contracts.  We will issue up to 2.7 million shares in connection with the settlement of the purchase contracts.

                The following table sets forth the name of each selling stockholder, the number of common shares beneficially owned by each selling stockholder and the number of common shares that may be offered for such selling stockholder’s account pursuant to this Prospectus Supplement. Such information has been obtained from the selling stockholders.  With respect to stockholders previously listed in a prospectus supplement, the information in the table below supersedes the previously-filed information.

Selling Stockholder	Number of Common Shares
Owned and Offered
Citigroup Global Markets Inc.	795,463

                The Prospectus also covers the possible resale of the common stock by certain other currently unknown persons who may become owners of such common stock as a result of their acquisition of common stock.  Each such transferee of a selling stockholder is hereby deemed to be a selling stockholder for purposes of making resales of common stock using the Prospectus.  To the extent required by applicable law, information about any such transferees shall be set forth in an appropriate supplement to the Prospectus.

                To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with AMG or any of its predecessors or affiliates.  Because the selling stockholders may, pursuant to the Prospectus, offer all or some portion of the common stock of AMG, no estimate can be given as to the amount of those securities that will be held by the selling stockholders upon termination of any such sales.  In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their common stock included herein in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

PLAN OF DISTRIBUTION

                We are registering the AMG common stock on behalf of the selling stockholders.  As used herein, the term “selling stockholders” includes transferees, pledges, donees or other successors who are selling common stock received from a selling stockholder named in the selling stockholder table of any prospectus supplement after the date of the Prospectus.

                The common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.  Such transactions involving one or more of the following methods, without limitations:

                (a) block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                (b) crossing transactions in which the broker or dealer acts as agent for both the buyer and seller;

                (c) purchase by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this Prospectus;

                (d) an exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

                (e) ordinary brokerage transactions and transactions in which the broker solicits purchases;

                (f) privately negotiated transactions;

                (g) short sales;

                (h) through the writing of options on the common stock, whether or not the options are listed on an options exchange;

                (i) through the distribution of the common stock by any selling stockholder to its partner, members or stockholders;

                (j) one ore more underwritten offerings on a firm commitment or best effort basis; and

                (k) any combination of any of these methods of sale.

                In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell the common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker-dealers that in turn may sell such common stock.

                The selling stockholders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers, which may act as agents for other brokers or dealers or principals.  Broker-dealers may agree with a selling stockholder to sell a specified number of the common stock at a stipulated prices per common stock.  If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold common stock at the stipulated price.  Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom thy sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

                The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less discounts and commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  AMG will not receive any of the proceeds from this offering.

                At the time a particular offering of the common stock is made, a prospectus supplement or amendment, if required in addition to the Prospectus, will be distributed, which will set forth the aggregate amount and type of common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

                From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the common stock owned by them.  The pledgees, secured parties or persons to whom the common stock have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders.  The number of a selling stockholder’s securities offered under the Prospectus will decrease as and when it takes such actions.  The plan of distribution for that selling stockholder’s common stock will otherwise remain unchanged.

                To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain jurisdictions the common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or any exemption from registration or qualification is available and is complied with.

                The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Security Act.

                The selling stockholders will be subject to applicable provisions of the Exchange Act and rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders.  This may affect the marketability of those common stock.

                In addition, any common stock covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                Pursuant to the registration rights agreement, AMG shall bear all fees and expenses incurred in connection with the registration of the common stock, except that selling stockholders will pay all broker’s commissions and, in connection with any underwritten offering, all commissions of any broker-dealer or the fees of any underwriter(s).  The registration rights agreement provides for cross-indemnification of the selling stockholders and AMG as well as their respective controlling persons against specific liabilities.

                We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.  We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.  The selling stockholders will act independently of AMG in making decisions with respect to the timing, manner and size of each sale.

The date of this Prospectus Supplement is February 19, 2008.